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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                         Artistic Greetings Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   043142-10-8
                                 (CUSIP Number)

                              Jon Groetzinger, Jr.
                         American Greetings Corporation
                                One American Road
                              Cleveland, Ohio 44144
                                 (216) 252-7300
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 19, 1998
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE; Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

CUSIP No. 043142-10-8

1.       Name of Reporting Person:

         American Greetings Corporation (EIN: 34-0065325)

2.       Check the Appropriate box if a Member of a Group       (a)   / /
                                                                (b)   / /
3.       SEC Use Only

4.       Source of Funds: WC

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6.       Citizenship or Place of Organization: Ohio

                  7.       Sole Voting Power      -0-
Number of Shares
Beneficially      8.       Shared Voting Power    -0-
Owned By Each
Reporting         9.       Sole Dispositive Power: -0-
Person
With              10.      Shared Dispositive Power: -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:  -0-

12.      Check box if the Aggregate Amount in Row(11) Excludes Certain Shares*
                                                                             [ ]

13.      Percent of Class Represented by Amount in Row (11):   0.0%

14.      Type of Reporting Person*: CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!











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Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and
Regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the undersigned hereby amends by this Amendment No. 3 the
Schedule 13D Statement of American Greetings Corporation ("American") dated May 15, 1990, as amended by Amendment No. 1 dated December 10, 1991 and Amendment No. 2 dated June 16, 1992, relating to the Common Stock of Artistic Greetings Corporation ("Artistic"). Pursuant to Rule 13d-2(e), this Amendment No. 3, which reports a change in ownership that terminates American's obligation to report, restates only changes to such Schedule 13D Statement, as previously amended, and does not restate its entire text.

Item 1.  Security and Issuer

                  No change

Item 2.  Identity and Background

                  This statement is being filed by American Greetings Corporation, an Ohio corporation.

                  (a) American Greetings Corporation, an Ohio corporation
                  (b) One American Road, Cleveland, Ohio 44144
                  (c) Design, manufacture and sale of greeting cards and
                      other personal communications products
                  (d) No
                  (e) No

                  A. The members of the Board of Directors of American Greetings Corporation are:

                      1.  (a)     Irving I. Stone
                          (b)     One American Road
                                  Cleveland, Ohio 44144
                          (c)     Founder-Chairman
                                  American Greetings Corporation
                                  One American Road
                                  Cleveland, Ohio 44144
                          (d)     No
                          (e)     No
                          (f)     United States of America

                      2.  (a)     Morry Weiss
                          (b)     One American Road
                                  Cleveland, Ohio 44144
                          (c)     Chairman and Chief Executive Officer
                                  American Greetings Corporation
                                  One American Road
                                  Cleveland, Ohio 44144
                          (d)     No
                          (e)     No
                          (f)     United States of America

                      3.  (a)     Scott S. Cowen
                          (b)     Enterprise Hall, Case Western Reserve
                                  University

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                               Cleveland, Ohio 44106
                          (c)  Dean and Professor of Accounting
                               Weatherhead School of Management
                               Enterprise Hall
                               Case Western Reserve University
                               Cleveland, Ohio 44106
                          (d)  No
                          (e)  No
                          (f)  United States of America

                      4.  (a)  Edward Fruchtenbaum
                          (b)  One American Road
                               Cleveland, Ohio 44144
                          (c)  President and Chief Operating Officer
                               American Greetings Corporation
                               One American Road
                               Cleveland, Ohio 44144
                          (d)  No
                          (e)  No
                          (f)  United States of America

                      5.  (a)  Herbert H. Jacobs
                          (b)  One American Road
                               Cleveland, Ohio 44144
                          (c)  Consultant
                               American Greetings Corporation
                               One American Road
                               Cleveland, Ohio 44144
                          (d)  No
                          (e)  No
                          (f)  United States of America

                      6.  (a)  Albert B. Ratner
                          (b)  110 Terminal Tower
                               50 Public Square
                               Cleveland, Ohio 44113-2203
                          (c) President and Chief Executive Officer Forest City Enterprises, Inc. (real estate development, sales, investment, construction and lumber wholesale)
                               10800 Brookpark Road
                               Cleveland, Ohio 44130
                          (d)  No
                          (e)  No
                          (f)  United States of America

                      7.  (a)  Harry H. Stone
                          (b)  1600 Keith Building
                               1621 Euclid Avenue
                               Cleveland, Ohio 44115-2107
                          (c)  President
                               The Courtland Group. Inc. (real estate and businessm development, personal investments)


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                               1540 Leader Building
                               Cleveland, Ohio 44114
                          (d)  No
                          (e)  No
                          (f)  United States of America

                      8.  (a)  Jeannette Sarkisian Wagner
                          (b)  767 Fifth Avenue
                               New York, NY 10153
                          (c)  President
                               Estee Lauder International, Inc., a subsidiary of Estee Lauder Inc. (marketing of beauty and personal care products)
                               767 Fifth Avenue
                               New York, NY 10153
                          (d)  No
                          (e)  No
                          (f)  United States of America

                      9.  (a)  Milton A. Wolf
                          (b)  25700 Science Park Drive, #350
                               Beachwood, Ohio 44122
                          (c)  President, Milton A. Wolf Investors
                               (private investments)
                               Chairman, Zehman Wolf Management, Inc.
                               (property management)
                               25700 Science Park Drive, #350
                               Beachwood, Ohio 44122
                          (d)  No
                          (e)  No
                          (f)  United States of America

                  B. The executive officers of American Greetings Corporation who are not also members of its Board of Directors are:

                      1.  (a)  Jon Groetzinger, Jr.
                          (b)  One American Road
                               Cleveland, Ohio 44144
                          (c)  Senior Vice President, General Counsel &
                               Secretary
                               American Greetings Corporation
                               One American Road
                               Cleveland, Ohio 44144
                          (d)  No
                          (e)  No
                          (f)  United States of America

                      2.  (a)  John M. Klipfell
                          (b)  One American Road
                               Cleveland, Ohio 44144
                          (c)  Senior Vice President
                               American Greetings Corporation
                               One American Road
                               Cleveland, Ohio 44144

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                          (d)  No
                          (e)  No
                          (f)  United States of America

                      3.  (a)  William S. Meyer
                          (b)  One American Road
                               Cleveland, Ohio 44144
                          (c)  Senior Vice President and
                               Chief Financial Officer
                               American Greetings Corporation
                               One American Road
                               Cleveland, Ohio 44144
                          (d)  No
                          (e)  No
                          (f)  United States of America

                      4.  (a)  William R. Mason
                          (b)  One American Road
                               Cleveland, Ohio 44144
                          (c)  Senior Vice President
                               American Greetings Corporation
                               One American Road
                               Cleveland, Ohio 44144
                          (d)  No
                          (e)  No
                          (f)  United States of America

                      5.  (a)  Mary Ann Corrigan-Davis
                          (b)  One American Road
                               Cleveland, Ohio 44144
                          (c)  Senior Vice President
                               American Greetings Corporation
                               One American Road
                               Cleveland, Ohio 44144
                          (d)  No
                          (e)  No
                          (f)  United States of America

                      6.  (a)  Michael Birkholm
                          (b)  One American Road
                               Cleveland, Ohio 44144
                          (c)  Senior Vice President
                               American Greetings Corporation
                               One American Road
                               Cleveland, Ohio 44144
                          (d)  No
                          (e)  No
                          (f)  United States of America

                      7.  (a)  Erwin Weiss
                          (b)  One American Road
                               Cleveland, Ohio 44144
                          (c)  Senior Vice President
                               American Greetings Corporation
                               One American Road
                               Cleveland, Ohio 44144
                          (d)  No
                          (e)  No
                          (f)  United States of America

                      8.  (a)  Jeffrey Weiss
                          (b)  One American Road
                          (c)  Senior Vice President
                               American Greetings Corporation
                               One American Road

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                               Cleveland, Ohio 44144
                          (d)  No
                          (e)  No
                          (f)  United States of America

                      9.  (a)  George Wenz
                          (b)  One American Road
                               Cleveland, Ohio 44144
                          (c)  Senior Vice President
                               American Greetings Corporation
                               One American Road
                               Cleveland, Ohio 44144
                          (d)  No
                          (e)  No
                          (f)  Unites States of America

                     10.  (a)  Thomas T. Zinn, Sr.
                          (b)  One American Road
                               Cleveland, Ohio 44144
                          (c)  Senior Vice President
                               American Greetings Corporation
                               One American Road
                               Cleveland, Ohio 44144
                          (d)  No
                          (e)  No
                          (f)  United States of America

                      11. (a)  Patricia L. Papesh
                          (b)  One American Road
                               Cleveland, Ohio 44144
                          (c)  Senior Vice President
                               American Greetings Corporation
                               One American Road
                               Cleveland, Ohio 44144
                          (d)  No
                          (e)  No
                          (f)  United States of America

                      12. (a)  Dale A. Cable
                          (b)  One American Road
                               Cleveland, Ohio 44144
                          (c)  Treasurer
                               American Greetings Corporation
                               One American Road
                               Cleveland, Ohio 44144
                          (d)  No
                          (e)  No
                          (f)  United States of America

                      13. (a)  Patricia Ripple
                          (b)  One American Road
                               Cleveland, Ohio 44144
                          (c)  Controller
                               American Greetings Corporation
                               One American Road

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                               Cleveland, Ohio 44144
                          (d)  No
                          (e)  No
                          (f)  United States of America

Item 3.  Source and Amount of Funds or Other Consideration

                  No change

Item 4.  Purpose of Transaction

                  No change

Item 5.  Interest in Securities of the Issuer

                  The following tables set forth, for each person named in response to Item 2 who owns any shares of the capital stock of Artistic, certain information concerning voting and dispositive power with respect to those shares:

                  (a)


                  Person                  No. of Shares         Percent of Class

                  American Greetings           0                       0%
                  Corporation

                  Morry Weiss                3,364                    (1)


                           (1)      Less than 1% of Artistic's outstanding
                                    Common Stock

                  (b)


                   Person                  Sole Power            Shared Power
                                             to Vote                to Vote

                  American Greetings            0                      0
                  Corporation

                  Morry Weiss                 3,364                    0

                  Person                   Sole Power            Shared Power
                                           to Dispose             to Dispose

                  American Greetings            0                      0
                  Corporation


                  Morry Weiss               3,364                      0



                  (c) No person named in Item 2 acquired any shares of Artistic's Common Stock within the last 60 days.
                  (d)      None
                  (e) On May 19, 1998, American disposed of its entire interest in Artistic and thus ceased to be the beneficial owner of more than five percent of Artistic's
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                           Common Stock on that date.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  American and Artistic are parties to that certain Termination Agreement dated as of May 18, 1998 pursuant to which all other agreements between them have been terminated as of that date.

                  Pursuant to that certain Stockholders Agreement dated as of December 21, 1997 among MDC Communications Corporation ("MDC"), American and Stuart Komer, American agreed to vote its 2,250,000 shares of Artistic's Common Stock in favor of a merger which has resulted in Artistic becoming a wholly owned subsidiary of MDC. In connection with the merger, American has received cash consideration for the surrender of its 2,250,000 shares of Artistic's Common Stock.

Item 7.  Material to be Filed as Exhibits

                  1. Termination Agreement, dated as of May 18, 1998 between American and Artistic, terminating all other agreements between American and Artistic.

                  2. Stockholders Agreement dated as of December 21, 1997 among MDC, American and Stuart Komer, setting forth American's agreement to vote its Artistic shares in favor of a merger that would result in Artistic becoming a wholly owned subsidiary of MDC.

                  3. Agreement and Plan of Merger by and among MDC, AGI Acquisition Co. and Artistic dated as of December 21, 1997.



                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   AMERICAN GREETINGS CORPORATION


                                   By:   /s/ Jon Groetzinger, Jr.
                                         -----------------------------------
                                            Jon Groetzinger, Jr.
                                            Senior Vice President and General
                                            Counsel

                                   Date:    May 19, 1998
                                         -----------------------------------